SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4  —  FINAL AMENDMENT

TO

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

dick clark productions, inc.

(Name of the Issuer)

dick clark productions, inc.
RICHARD W. CLARK
KAREN W. CLARK
OLIVE ENTERPRISES, INC.
FRANCIS C. LA MAINA
DCPI INVESTCO, INC.
DCPI MERGERCO, INC.
CAPITAL COMMUNICATIONS CDPQ INC.
MOSAIC MEDIA GROUP, INC.
JULES HAIMOVITZ
HENRY WINTERSTERN

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

181512-10-4

(CUSIP Number of Class of Securities)

Martin Eric Weisberg, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel. No.: (212) 704-6050

with a copy to:

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071
Tel. No.: (213) 687-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction.  ☒

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$136,140,840.50	$12,604

*For purposes of calculating the filing fee only. Determined by (i) multiplying $14.50 by 3,153,459 shares of Common Stock and 90,955 shares of Class A Common Stock and (ii) multiplying $12.50 by 6,309,142 shares of Common Stock and 818,605 shares of Class A Common Stock

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,604
Form or Registration No.:	Schedule 14A
Filing Party:	dick clark productions, inc.
Date Filed:	April 4, 2002

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by dick clark productions, inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the “Company”), Richard W. Clark, Karen W. Clark, Olive Enterprises, Inc., a Pennsylvania corporation wholly-owned by Mr. Clark (“Olive”, together with Mr. Clark and Mrs. Clark, the “Principal Stockholders”), Francis C. La Maina, DCPI Investco, Inc., a Delaware corporation (“DCPI Investco”), and DCPI Mergerco, Inc., a Delaware corporation (“DCPI Mergerco”), Capital Communications CDPQ Inc., a Quebec corporation (“Capital Communications”), Mosaic Media Group, Inc., a Delaware corporation (“Mosaic”), Jules Haimovitz and Henry Winterstern in connection with the Agreement and Plan of Merger, dated as of February 13, 2002 (the “Merger Agreement”), by and among Capital Communications, DCPI Investco, DCPI Mergerco and the Company.

The purpose of this final amendment to Schedule 13E-3 is to report that the Merger Agreement was adopted and the merger of DCPI Mergerco with and into the Company pursuant to the terms of the Merger Agreement (the “Merger”) was approved by the stockholders of the Company at a special meeting of stockholders held on July 18, 2002 (the “Special Meeting”) and that the Merger was consummated on July 25, 2002. Pursuant to the Merger Agreement, in the Merger, each issued and outstanding share of common stock, par value $0.01 per share (the “Common Stock”) (except for shares of Common Stock held by stockholders who exercise their appraisal rights), and class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Company has been cancelled and automatically converted into the right to receive $14.50 in cash, without interest (except for each share of Common Stock and Class A Common Stock held by the Principal Stockholders which has been converted into the right to receive $12.50 in cash, without interest) (except for a portion of the Class A Common Stock held by Messrs. Clark and La Maina which was contributed to DCPI Investco for common stock of DCPI Investco). As a result of the Merger, the Company became a direct wholly-owned subsidiary of DCPI Investco and the Common Stock was delisted from the Nasdaq National Market and deregistered with the Securities and Exchange Commission.

Item 5 is hereby amended and supplemented as follows:

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(b) At the Special Meeting, the stockholders of the Company voted to adopt the Merger Agreement and approve the Merger. The Merger Agreement was adopted and the Merger was approved by holders of the Common Stock and the Class A Common Stock, in person or by proxy, representing 17,838,275 votes of the shares of Common Stock and Class A Common Stock, voting together as a single class, which was approximately 97% in voting power of the shares of Common Stock and the Class A Common Stock, voting together as a single class, outstanding on the record date for the Special Meeting. A certificate of merger was filed with the Secretary of State of the State of Delaware and the Merger became effective on July 25, 2002. Holders of the Common Stock and Class A Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock.

Item 6 is hereby amended and supplemented as follows:

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(c)(1) The Merger was consummated on July 25, 2002.

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Item 16 is hereby amended and supplemented as follows:

ITEM 16. Exhibits.

(a)(4)	Press release issued by dick clark productions, inc., dated July 26, 2002.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2002

dick clark productions, inc.*
RICHARD W. CLARK*
KAREN W. CLARK*
OLIVE ENTERPRISES, INC.*
FRANCIS C. LA MAINA*

*By:	/s/ Martin Eric Weisberg
Name: Martin Eric Weisberg Title: Attorney-in-Fact

DCPI INVESTCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: Vice President

DCPI MERGERCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: President

CAPITAL COMMUNICATIONS CDPQ INC.

By:	/s/ Robert Cote
Name: Robert Cote Title: Senior Legal Counsel

By:	/s/ Steve Galezowski
Name: Steve Galezowski Title: Director, Investments

MOSAIC MEDIA GROUP, INC.

By:	/s/ Allen Shapiro
Name: Allen Shapiro Title: President

/s/ Jules Haimovitz
Jules Haimovitz

/s/ Henry Winterstern
Henry Winterstern

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EXHIBIT INDEX

Exhibit Number	Description

(a)(4)	Press release issued by dick clark productions, inc., dated July 26, 2002.

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